Exhibit (d)(3)

Confidentiality Agreement

This Confidentiality Agreement (“Agreement”) is entered into between Related Companies, 60 Columbus Circle, New York, NY 10023 and KSW, Inc., (“KSW”), located at 37-16 23rd Street, Long Island City, NY 11101 as of the date set forth on the signature page hereto.

WHEREAS, the Parties intend to discuss a possible transaction or business arrangement between the parties and certain third parties, in which either has an interest or is affiliated.

NOW, THEREFORE, it is therefore agreed that:

1. Each party will hold in complete confidence any information disclosed by the other party (collectively, the “Information”), and will not, directly or indirectly, reveal, disseminate or disclose this information to any person other than to such of their respective officers, directors, employees, attorneys, advisors or representatives as need to know such information in the ordinary course of business in connection with any proposed transaction or arrangement (such persons being referred to collectively as the Recipient’s “Representatives”), who are informed of the confidential nature of the Information and who agree to be bound by and act only in accordance with the terms and conditions of this Agreement to the same extent as if they were parties hereto. The provisions of this Agreement shall be inoperative as to any portion of the Information which (i) is or becomes generally available to the public other than as a result of a disclosure by either party or its Representatives; (ii) becomes available on a non-confidential basis and not in contravention of applicable law from a source which is not bound by a confidential relationship with or obligation of confidentiality to either party or by a confidentiality or other similar agreement.

2. If any breach of this Agreement occurs, either party would be irreparably and immediately harmed and could not be made whole by monetary damages. Accordingly, in addition to any other remedy to which it may be entitled in law or equity, either party shall be entitled to an injunction or injunctions to prevent breaches of this Agreement and/or to compel specific performance of this Agreement and the other company will not oppose the granting of such relief.

3. In the event either party wishes to disclose the information to a third party, it may do so only with the written consent of the other party and after the third party executes a Confidentiality Agreement similar to this Agreement.

4. This Agreement shall be binding on and inure to the benefit of the parties hereto, their parents, subsidiaries, affiliates, successors and assigns. This Agreement shall be governed by and interpreted in accordance with the laws of the State of New York without regard to its rules of conflicts of laws.

IN WITNESS WHEREOF, the parties hereto, being duly authorized, have executed and delivered this Agreement on the date indicated below.

THE RELATED COMPANIES, L.P.		KSW, INC.

By:	/s/ Richard O’Toole	By:	/s/ Floyd Warkol
	Name: Richard O’Toole		Name: Floyd Warkol
	Title: EVP		Title: CEO

Dated: June 22, 2012